Exhibit 99.11

CONSENT OF AUTHOR

Tom E. Nowicki, Ph.D., P.Geo.

Technical Director - Mineral Services Canada Inc.

501, 88 Lonsdale Avenue

North Vancouver, BC, V7M2E6

United States Securities and Exchange Commission

Re: Mountain Province Diamonds Inc.’s Incorporation by Reference of the “2016 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” and “2017 Technical Report, Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project” as dated January 24, 2017 and November 16, 2017 respectively, with effective date of December 31st, 2018, and inclusion of references to the 2016 and 2017 Technical Reports in the Company’s Form 40-F for the year ended December 31, 2018.

I, Tom E. Nowicki, Ph.D., P.Geo., consent to the incorporation by reference of the extracts of the 2016 and 2017 Technical Reports entitled “Project Exploration Update and Faraday Inferred Mineral Resource Estimate” as dated January 24, 2017 and November 16, 2017 respectively, with effective date of December 31st, 2018 and inclusion of references to the 2016 and 2017 Technical Reports in the Company’s Form 40-F for the year ended December 31, 2018.

I consent to extracts from, or a summary of, the 2016 and 2017 Technical Reports in Items 14 and 17 (the “relevant sections”) of Mountain Province Diamonds Inc.’s Form 40-F filing with the Securities and Exchange Commission, for the year ended December 31, 2018.

I confirm that I have read the relevant sections of the Form 40F filing for Mountain Province Diamonds Inc. for the year ended December 31, 2018, and that it fairly and accurately represents the information in the Technical Reports that supports the disclosure.

Dated this 20th day of March, 2019.

/s/ Tom E. Nowicki, Ph.D., P.Geo.
Signature of Qualified Person

Tom E. Nowicki, Ph.D., P.Geo.
Name of Qualified Person